NABI

NABI Bus Industries Rt
Újszász u. 45.
1165 Budapest, Hungary

Tel: + (36-1) 401-7399
Fax: + (36-1) 407-2931
E-mail: nabihq@nabi.hu
www.nabi.hu

SEC Division of Corp. Fin. Office of Int'l Corp. Fin.
Room 3045 (Stop 3-4)
450 Fifth Street
Washington, DC 20549
USA

January 18, 2006

Re: NABI North American Bus Industries Rt.
Rule 12g3-2(b) Exemption
File No.: 082-04925
CIK:0001079925

To Whom it May Concern

Find attached NABI Rt.'s latest news releases.

Sincerely,

Rita Szalay

Attachment:
NABI Rt. news releases

Newsrelease

NABI Bus Industries Rt
Újszász u. 45.
1165 Budapest, Hungary

Tel: + (36-1) 401-7399
Fax: + (36-1) 407-2931
E-mail: nabihq@nabi.hu
Cg: 01-10-043464
www.nabi.hu

January 18, 2006

Announcement to Shareholders Regarding Restructuring

NABI Autóbuszipari Rt. ("NABI Rt.") informs the shareholders that the company continues the negotiations with its Financiers and has requested the further extension of the MSA until January 31, 2006.

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For further information, contact
Rita Szalay
Phone: +36.1.401.7100, e-mail:szalayr@nabi.hu

News release

NABI Bus Industries Rt
Újszász u. 45.
1165 Budapest, Hungary

Tel: + (36-1) 401-7399
Fax: + (36-1) 407-2931
E-mail: nabihq@nabi.hu
www.nabi.hu

2005 bus sales performance of the NABI Group

In 2005, the NABI Group delivered 851 buses to its customers on the US, UK and Hungarian markets.

Number of Bus Deliveries According to Market and Type				
Market	**Bus Type**	**Dec. 31 2005**	**Dec. 31 2004**	**Dec. 31 2003**
USA	30-foot (medium-duty)	0	0	70
	35/40-foot (heavy-duty)	305	468	483
	60-foot (heavy-duty)	138	133	76
	40/45-foot CompoBus®	46	84	57
USA Market Total:		**489**	**685**	**686**
Hungarian Market Total (single deck over 7.5 t):		**12**	**22**	**19**
Grand Total (Without Optare):		**501**	**707**	**705**
Discontinued Operation (Optare):		**350***	**520**	**444**
Grand Total (With Optare):		**851**	**1,227**	**1,149**

*From January to July, 2005

The U.S. market continued to be slow after a period of contraction that began in 2001. As the majority of transit bus procurements depend upon Federal funding assistance requiring local "match-funding", State and local economies continue to affect bus acquisitions. Although many states appear to be emerging from widespread budget shortages over the last years, widespread recovery is not yet being seen in spending on transportation projects. As more stringent emissions standards for urban buses will become effective in 2007, it appears likely that uncertainties over such matters, or decisions to defer bus purchases until new, "cleaner and greener" engines are available may be a part of such delayed reaction to improving local economies.

Also for the US market, new legislation was enacted in August of 2005 to guarantee federal funding for transportation projects over the next six years. The Safe, Accountable, Flexible, and Efficient Transportation Equity Act - A Legacy for Users (SAFETEA-LU) will provide $822 million in federal funds for bus and bus facilities in 2006. This assures transit authorities federal money for the acquisition of buses for fleet and service expansion and bus related facilities as local funding of public transportation projects resumes. SAFETEA-LU will give operators over $52.6 billion for public transportation projects through FY 2009, suggesting a period of forthcoming expansion.

Thirty NABI 60-BRT articulated buses began revenue service on Los Angeles' 14-mile Bus Rapid Transit corridor, a dedicated busway, the end of October. Since that time Los Angeles Metro has experienced double the expected ridership; with 16,400 passenger boardings per day after two months of revenue service. An additional 170 60-BRT buses, supplied by NABI, are being deployed incrementally onto some of Los Angeles County's busiest rapid bus corridors. The unusually quiet, low-floor NABI buses are

helping boost ridership in the heavily congested Los Angeles metropolitan area. Interest in high-capacity BRT operations continues to expand, with the Los Angeles experience serving as a model for other operators.

Purchases in 2003 and 2004 in the Hungarian market were very low compared to previous years' figures. This unfortunate trend continued during 2005 as well. BKV was the only public transit company with significant vehicle purchases in 2005. A centralized tender invitation was anticipated for a long time. In November approx 9 billion Forints were received by the Volan companies in equity increase to be spent on rolling stock purchase. The tender invitation was published on the European Union's web site on the last day of the year. Three separate categories were specified, the total quantity being 219 (add/subtract 30%) units.

As announced earlier, on July 28, 2005, the NABI Group sold its UK subsidiary—Optare Holdings, Ltd. The above table contains Optare bus sales performance figures for the period of January to July, 2005 as a separate item.



Quarterly Bus Sales Performance
Number of Buses Sold
450
400
350
300
250
200
150
100
50
0
Q1 Q2 Q3 Q4
2000
2001
2002
2003
2004
2005
USA
UK
HU

As of December 31 2005, NABI's order book contained 281 firm orders in the USA. Approximately 640 buses can be ordered under options.

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For more information:
Rita Szalay, Corporate Affairs Manager
Tel: +36-1-401-7100 Fax: +36-1-407-2931 E-mail: szalayr@nabi.hu